Exhibit 12
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year					Nine Months Ended
	2010	2011	2012	2013	2014	December 31, 2014
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,084	$1,139	$1,291	$1,260	$1,016	$913
Add: Fixed charges	156	121	115	113	123	84
Total earnings available for fixed charges	$1,240	$1,260	$1,406	$1,373	$1,139	$997
Fixed charges:
Interest expense (1)	$102	$68	$64	$64	$75	$60
Interest portion of rental expense	54	53	51	49	48	24
Total fixed charges	$156	$121	$115	$113	$123	$84
RATIOS OF EARNINGS TO FIXED CHARGES	7.95	10.41	12.23	12.15	9.26	11.87
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness